UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2017

Commission File Number 1-14966

CNOOC Limited

(Translation of registrant’s name into English)

65th Floor

Bank of China Tower

One Garden Road

Central, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Jiewen Li
Name:	Jiewen Li
Title:	Joint Company Secretary

Dated: April 18, 2017

EXHIBIT INDEX

Exhibit No.	Description
99.1	Announcement entitled “Changes in Directors and Other Positions”
99.2	Announcement entitled “List of Directors and their Role and Function”

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

CHANGE IN DIRECTORS AND OTHER POSITIONS

The Board announces that with effect from 18 April 2017:

(1)            Mr. Yang Hua, an existing Executive Director and the Chairman of the Board, has been re-designated as a Non-executive Director of the Company. Mr. Yang has resigned as the Chief Executive Officer of the Company and he remains as the Chairman of the Board;

(2)           Mr. Yuan Guangyu, an existing Executive Director, has been appointed as the Chief Executive Officer of the Company. Mr. Yuan has resigned as the President of the Company; and;

(3)            Mr. Xu Keqiang has been appointed as an Executive Director and the President of the Company.

RE-DESIGNATION OF NON-EXECUTIVE DIRECTOR

The board of directors of CNOOC Limited (the “Company”) (the “Board”) announces that, Mr. Yang Hua (“Mr. Yang”), an existing Executive Director and the Chairman of the Board, has been re-designated as a Non-executive Director with effect from 18 April 2017. Mr. Yang has also resigned as the Chief Executive Officer of the Company with effect from 18 April 2017, and he remains the Chairman of the Board.

Born in 1961, Mr. Yang is a professor-level senior economist and graduated from China University of Petroleum with a B.S. degree in petroleum engineering. He also received an MBA degree from the Sloan School of Management at MIT as a Sloan Fellow. Mr. Yang joined China National Offshore Oil Corporation (“CNOOC”) in 1982 and has over 30 years of experience in petroleum exploration and production. From 1982 to 1992, Mr. Yang served in a number of positions in CNOOC Research Center including the Director of Field Development Department, the Manager of Reservoir Engineering Department and the Project Manager. Thereafter, Mr. Yang was mainly involved in international business, M&A, corporate finance and capital market operations. From 1993 to 1999, he served as the Deputy Chief Geologist, the Deputy Director and the Acting Director for Overseas Development Department of CNOOC and the Vice President of CNOOC International Limited. From 1999 to 2011, Mr. Yang served in a number of positions in the Company including Senior Vice President, Chief Financial Officer, Executive Vice President, President and Chief Executive Officer. Mr. Yang also served as an Assistant President of CNOOC from November 2006 to April 2010 and as Vice President of CNOOC from April 2010 to August 2011. Mr. Yang served as Director and President of CNOOC from August 2011 to April 2015. He was appointed as Chairman of CNOOC in April 2015. He was appointed as the Chairman and Director of Nexen Energy ULC, a subsidiary of the Company, with effect from 15 June 2016. He also served as Chairman, Director and President of CNOOC Southeast Asia Limited, Chairman, Director and General Manager of CNOOC China Limited and Chairman and Director of CNOOC International Limited, all being subsidiaries of the Company. He also served as Director of CNOOC Finance Corporation Limited, a subsidiary of CNOOC. Mr. Yang was appointed as an Executive Director of the Company with effect from 31 August 2005 and was the Vice Chairman of the Board of the Company from 16 September 2010 to 19 May 2015, and was re-designated from an Executive Director to a Non-Executive Director of the Company with effect from 23 November 2011. Mr. Yang was appointed as Chairman of the Board and Chairman of the Nomination Committee of the Company with effect from 19 May 2015. Mr. Yang was re-designated from a Non-executive Director to an Executive Director and appointed as the Chief Executive Officer of the Company with effect from 15 June 2016. Mr. Yang was re-designated from an Executive Director to a Non-Executive Director of the Company and resigned as the Chief Executive Officer with effect from 18 April 2017.

As at the date of this announcement and save as disclosed above, Mr. Yang has not held any directorship in any listed public companies in the past three years.

Under the Company’s share option schemes, Mr. Yang holds 8,549,000 share options of the Company. Save as disclosed herein, Mr. Yang does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “SFO”).

Save as disclosed above, Mr. Yang does not have any relationship with any director, senior management, substantial shareholder or controlling shareholder of the Company.

The Company and Mr. Yang entered into a new service agreement on 18 April 2017. Under the service agreement between the Company and Mr. Yang, the Company does not pay him any Director’s fee. The Remuneration Committee will review the level of directors’ emolument and make recommendation to the Board for adjustments if necessary. Mr. Yang’s appointment continued for a period of twelve months and would be renewed annually as determined by the Board or the shareholders of the Company, subject to three months’ notice of termination by either party. Mr. Yang is subject to the provisions of his service agreement and the retirement provisions in the Articles of the Association of the Company.

Save as disclosed above, there is no other information required to be disclosed pursuant to the requirements of Rules 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), nor are there any other matters that need to be brought to the attention of the shareholders of the Company.

APPOINTMENT OF CHIEF EXECUTIVE OFFICER

The Board announces that, Mr. Yuan Guangyu (“Mr. Yuan”), an existing Executive Director, has been appointed as the Chief Executive Officer of the Company with effect from 18 April 2017. Mr. Yuan has also resigned as the President of the Company with effect from 18 April 2017.

Born in 1959, Mr. Yuan is a professor-level senior engineer. He graduated from China University of Petroleum with a bachelor’s degree in drilling engineering. He graduated from the EMBA program of China Europe International Business School in 2007 with an MBA degree. Mr. Yuan joined CNOOC in 1982 and has over 30 years of experience in the oil and gas industry. From February 1993 to October 2001, Mr. Yuan served as Deputy Manager of CNOOC Bohai Drilling Company, Deputy General Manager of CNOOC China Offshore Oil Northern Drilling Company, Deputy General Manager of the Operational Department of CNOOC, General Manager of CNOOC China Offshore Oil Northern Drilling Company. From October 2001 to January 2009, Mr. Yuan served as General Manager and President of CNOOC Services, and Vice Chairman of the Board of Directors, Chief Executive Officer and President of China Oilfield Services Limited (a company listed on The Stock Exchange of Hong Kong Limited and Shanghai Stock Exchange). In November 2006, Mr. Yuan was appointed as the Assistant President of CNOOC. In January 2009, Mr. Yuan was appointed as the Executive Vice President of the Company. In April 2013, Mr. Yuan was appointed as Director of Bohai Petroleum Administrative Bureau of CNOOC and General Manager of CNOOC China Limited Tianjian Branch, a subsidiary of the Company. Mr. Yuan also serves as the Director and General Manager of CNOOC China Limited and the Director of CNOOC International Limited, both subsidiaries of the Company. He was appointed as the Chairman of CNOOC International Limited with effect from 15 June 2016. Mr. Yuan was appointed as an Executive Director and President of the Company with effect from 15 June 2016. Mr. Yuan was appointed as the Chief Executive Officer of the Company and resigned as the President of the Company with effect from 18 April 2017.

As at the date of this announcement and save as disclosed above, Mr. Yuan has not held any directorship in any listed public companies in the past three years.

Under the Company’s share option schemes, Mr. Yuan holds 3,756,000 share options of the Company. Save as disclosed herein, Mr. Yuan does not have any interest in the shares of the Company within the meaning of the SFO.

Save as disclosed above, Mr. Yuan does not have any relationship with any director, senior management, substantial shareholder or controlling shareholder of the Company.

Under the service agreement between the Company and Mr. Yuan, the Company does not pay him any Director’s fee. The emolument in respect of his role as the Chief Executive Officer of the Company for 2017 is expected to be no more than RMB600,000. The Remuneration Committee will review the level of directors’ emolument and make recommendation to the Board for adjustments if necessary. Mr. Yuan’s appointment continued for a period of twelve months and would be renewed annually as determined by the Board or the shareholders of the Company, subject to three months’ notice of termination by either party. Mr. Yuan is subject to the provisions of his service agreement and the retirement provisions in the Articles of the Association of the Company and is

expected to be subject to re-election at the coming Annual General Meeting.

Save as disclosed above, there is no other information required to be disclosed pursuant to the requirements of Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules, nor are there any other matters that need to be brought to the attention of the shareholders of the Company.

APPOINTMENT OF EXECUTIVE DIRECTOR AND PRESIDENT

The Board announces that with effect from 18 April 2017, Mr. Xu Keqiang (“Mr. Xu”) has been appointed as an Executive Director and the President of the Company.

Born in 1971, Mr. Xu is a senior engineer. He graduated from Northwest University with a Bachelor of Science degree in Oil and Gas Geology. He received a master’s degree in Coalfield Oil and Gas Geology from Northwest University in 1996. Mr. Xu joined China National Petroleum Corporation in 1996 and served different positions. From April 2003 to April 2005, he served as Deputy General Manager of Sinopetro Investment Company Ltd. From April 2005 to September 2008, he served as Deputy General Manager of CNPC International (Kazakhstan) Ltd. and concurrently General Manager of CNPC Ai-Dan Munai Joint Stock Company. From September 2008 to March 2014, he served as Deputy General Manager of CNPC International (Kazakhstan) Ltd. and concurrently General Manager of Joint Stock Company CNPC International Aktobe Petroleum. From March 2014 to March 2017, he served as General Manager of PetroChina Tuha Oilfield Company, and Director of Tuha Petroleum Exploration & Development Headquarters. In March 2017, Mr. Xu was appointed as a Vice President of CNOOC. Mr. Xu was appointed as an Executive Director and the President of the Company with effect from 18 April 2017.

As at the date of this announcement and save as disclosed above, Mr. Xu has not held any directorship in any listed public companies in the past three years.

Mr. Xu does not have any interest in the shares of the Company within the meaning of the SFO.

Save as disclosed above, Mr. Xu does not have any relationship with any director, senior management, substantial shareholder or controlling shareholder of the Company.

The Company and Mr. Xu have entered into a service agreement on 18 April 2017. Under the service agreement between the Company and Mr. Xu, the Company does not pay him any Director’s fee. The Remuneration Committee will review the level of directors’ emolument and make recommendation to the Board for adjustments if necessary. Mr. Xu’s appointment continued for a period of twelve months and would be renewed annually as determined by the Board or the shareholders of the Company, subject to three months’ notice of termination by either party. Mr. Xu is subject to the provisions of his service agreement and the retirement provisions in the Articles of the Association of the Company and is expected to be subject to re-election at the coming Annual General Meeting.

Save as disclosed above, there is no other information required to be disclosed pursuant to the requirements of Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules, nor are there any other matters that need to be brought to the attention of the shareholders of the Company.

The Board of the Company would like to thank Mr. Yang for his outstanding contributions to the Company during his term of office as the Chief Executive Officer.

By Order of the Board
CNOOC Limited

Li Jiewen

 Joint Company Secretary

Hong Kong, 18 April 2017

As at the date of this announcement, the Board comprises:

Executive Directors	Independent Non-executive Directors
Yuan Guangyu	Chiu Sung Hong
Xu Keqiang	Lawrence J. Lau
Tse Hau Yin, Aloysius
Kevin G. Lynch

Non-executive Directors

Yang Hua (Chairman)

Liu Jian (Vice Chairman)

Wu Guangqi

  Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

ANNOUNCEMENT

List of Directors and their Role and Function

The members of the board of directors (the “Board”) of CNOOC Limited and their respective role and function in the Board and the Board committees are set out below:

Board Committee Directors	Audit Committee	Nomination Committee	Remuneration Committee
Executive Directors
Yuan Guangyu (CEO)	-	-	-
Xu Keqiang (President)	-	-	-
Non-executive Directors
Yang Hua (Chairman)	-	C	-
Liu Jian (Vice Chairman)	-	-	-
Wu Guangqi	-	-	M
Independent Non-executive Directors
Chiu Sung Hong	M	-	C
Lawrence J. Lau	M	M	-
Tse Hau Yin, Aloysius	C	-	M
Kevin G. Lynch	-	M	-

Notes:

C	Chairman of Board committee
M	Member of Board committee

1

By Order of the Board

CNOOC Limited

Li Jiewen

Joint Company Secretary

Hong Kong, 18 April 2017

As at the date of this announcement, the Board comprises the following:

Executive Directors Yuan Guangyu Xu Keqiang	Independent Non-executive Directors Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Kevin G. Lynch

Non-executive Directors Yang Hua (Chairman) Liu Jian (Vice Chairman) Wu Guangqi

2